Exhibit 99.1

GERDAU S.A.
Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

MATERIAL FACT

Gerdau S.A. (“Company”) announces to the market that it has concluded, on this date, the acquisition by the Company of shares of its own issue, according to Material Fact published on December 7, 2018.

Purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) held in treasury, (iii) cancellation or (iv) subsequent sale on the market.

The acquisitions were carried out supported from its existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares acquired: 6,000,000 preferred shares (GGBR4), representing in aggregate approximately 0.57% of the preferred shares comprising the free-float, which on October 31th, 2018 totaled 1,048,257,933 shares.

São Paulo, December 12th, 2018.

Harley Lorentz Scardoelli
Executive Vice President
Investor Relations Director